



SECUR **06007044** IISSION



SEC MAIL
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MAR 6 2006
WASH. D.C.
199 SECTION

AB 3/31/06

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SEC FILE NUMBER
8-36594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12-31-05___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

  Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1380 Seventeenth Street___
(No. and Street)

___Denver___   ___CO___   ___80202___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Adam M. Carmel___   ___(303) 573-5511___
                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___EHRHARDT KEEFE STEINER & HOTTMAN PC___
(Name - *if individual, state last, first, middle name*)

___7979 EAST TUFTS AVE., SUITE 400___   ___ENGLEWOOD   CO___   ___80237___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, Adam M. Carmel affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Larimer Capital Corporation, as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Adam M. Carmel
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	n.	Independent accountants' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARIMER CAPITAL CORPORATION

Table of Contents



EHRHARDT ° KEEFE STEINER ° HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Larimer Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Larimer Capital Corporation as of December 31, 2005 and 2004, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 26, 2006
Denver, Colorado

with offices in
° DENVER & FORT COLLINS °
www.EKSH.com

LARIMER CAPITAL CORPORATION

Statements of Financial Condition

	December 31,	
	2005	2004
Assets		
Assets		
Cash and cash equivalents	$ 159,716	$ 251,394
Commissions receivable	38,714	30,017
Prepaid expenses	11,681	12,386
Furniture and equipment, net of accumulated depreciation of $57,396 (2005) and $45,263 (2004)	24,268	36,401
Deposits	51,228	52,228
Total assets	$ 285,607	$ 382,426
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable and accrued liabilities	$ 15,904	$ 9,476
Accrued pension contribution	56,739	-
Total liabilities	72,643	9,476
Commitments		
Stockholder's equity		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding	53,000	53,000
Retained earnings	159,964	319,950
Total stockholder's equity	212,964	372,950
Total liabilities and stockholder's equity	$ 285,607	$ 382,426

See notes to financial statements.

LARIMER CAPITAL CORPORATION

Statements of Operations and Retained Earnings

	For the Years Ended December 31,	
	2005	2004
Revenues		
Securities commissions	$ 389,583	$ 427,150
Insurance commissions	138,308	599,137
Fee income	73,705	59,378
Other	3,492	1,522
Total revenues	605,088	1,087,187
Expenses		
Commissions	183,415	246,004
Officer's salary and benefits	151,344	241,341
Retirement plan contributions	96,739	100,459
Office salaries	69,043	74,355
Clearing costs	49,380	40,881
Travel and entertainment	31,779	29,088
Rent	30,562	36,725
Other operating costs	20,799	24,580
Accounting and legal	15,884	13,324
Automobile costs	13,835	8,214
Depreciation	12,134	35
Payroll taxes	11,627	14,695
Communications	11,067	11,567
Regulatory fees	7,466	1,207
Consulting	-	27,500
Total expenses	705,074	869,975
Net (loss) income	(99,986)	217,212
Beginning retained earnings	319,950	102,738
Distribution to stockholder	(60,000)	-
Ending retained earnings	$ 159,964	$ 319,950

See notes to financial statements.

LARIMER CAPITAL CORPORATION

Statements of Cash Flows

	For the Years Ended December 31,	
	2005	2004
Cash flows from operating activities		
Net (loss) income	$ (99,986)	$ 217,212
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation	12,133	35
Changes in assets and liabilities		
Commissions receivable	(8,696)	1,020
Prepaid expenses	704	(316)
Deposits	1,000	(50,000)
Commissions payable and accrued liabilities	6,428	(4,010)
Accrued pension contribution	56,739	(7,924)
	68,308	(61,195)
Net cash (used in) provided by operating activities	(31,678)	156,017
Cash flows from investing activities		
Purchase of equipment	-	(36,401)
Net cash used in investing activities	-	(36,401)
Cash flows from financing activities		
Distribution to stockholder	(60,000)	-
Net cash used in financing activities	(60,000)	-
Net (decrease) increase in cash and cash equivalents	(91,678)	119,616
Cash and cash equivalents - beginning of year	251,394	131,778
Cash and cash equivalents - end of year	$ 159,716	$ 251,394

See notes to financial statements.

- 4 -

LARIMER CAPITAL CORPORATION

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nature of Operations

Larimer Capital Corporation (the Company) is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer was Fiserv Correspondent Services, Inc. ("Fiserv") through October 2004, at which time the Company began clearing through RBC Dain Rauscher, Inc., ("RBC"). The Company promptly transmits all customer funds and securities received, if any, to RBC. RBC carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

The Company's customer securities transactions are introduced on a fully disclosed basis with RBC, an unrelated broker-dealer. RBC carries all the customer accounts of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein RBC may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by RBC.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits and commissions payable approximated fair value as of December 31, 2005 and 2004 because of the relatively short maturity of these instruments.

LARIMER CAPITAL CORPORATION

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposit

Deposits include $50,000 deposited with RBC to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Revenue Recognition, Commissions Receivable and Payable

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts in necessary. The Company historically has not experienced losses from uncollectible accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000. The Company's net capital at December 31, 2005 was $175,787. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.41 to 1.0 as of December 31, 2005.

Note 3 - Operating Leases

The Company has a noncancelable operating lease for office space which expires in July 2008. The facility is leased through an entity that is related to the Company through common ownership. The lease requires the Company to pay certain executory costs (property taxes, maintenance and insurance).

In addition, the Company has entered into a noncancelable operating lease for an automobile used by the stockholder. The lease agreement expires in July 2009.

Future minimum lease payments are as follows:

Year Ending December 31,

2006	$	31,110
2007		31,792
2008		21,189
2009		2,893
	$	86,984

Rental expense for all operating leases was $30,562 and $36,725 for the years ended December 31, 2005 and 2004, respectively.

Note 4 - Employee Benefit Plans

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service, are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan assets are administered by an outside party, but managed by the Company's sole stockholder, and participant.

Note 4 - Employee Benefit Plans (continued)

The following table sets forth the Plan's funded status and amounts recognized:

| | December 31, | |
	2005	2004
Benefit obligation at end of year	$ 202,340	$ 100,459
Fair value of Plan assets at end of year	145,601	100,459
Funded status	$ (56,739)	$ -
Employer contributions	$ 96,739	$ 100,459

Assumptions used in the accounting for the defined benefit plan were:

| | December 31, | |
	2005	2004
Assumed discount rate	5 %	5 %
Rate of compensation increase	0 %	0 %
Expected long-term rate of return	6 %	6 %

The Company's benefit plan asset allocations by asset category are as follows:

| | December 31, | |
	2005	2004
Cash and money market	49 %	100 %
Fixed income securities	51	-
	100 %	100 %

ACCOMPANYING INFORMATION

LARIMER CAPITAL CORPORATION

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net Capital

Total stockholder's equity	$	212,964
Additions/deductions		
Furniture and equipment, net		(24,268)
Prepaid expenses		(11,681)
Deposits		(1,228)
Net capital	$	175,787

Aggregate Indebtedness

Commissions payable and accrued liabilities	$	15,904
Accrued pension contribution		56,739
Total aggregate indebtedness	$	72,643

Computation of Basic Net Capital Requirements

Required minimum net capital	$	50,000
Capital in excess of minimum requirement	$	125,787
Ratio of aggregate indebtedness to net capital		0.41

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2005 and the audited computation above.


EHRHARDT ° KEEFE
STEINER ° HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS



7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400   F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
Larimer Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Larimer Capital Corporation for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
° DENVER & FORT COLLINS °
www.EKSH.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 26, 2006
Denver, Colorado